Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,”

“continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

*****
The following slides, which will be presented to various community organizations in the Houston area, were first presented to the Greater Houston Partnership’s Aviation Task Force on June 11, 2010.

Privileged and Confidential Let's Fly Together (DATE)

2 Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation ("UAL") and Continental Airlines, Inc. ("Continental") will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL's website at www.united.com under the tab "Investor Relations" or by contacting UAL's Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental's website at www.continental.com under the tab "About Continental" and then under the tab "Investor Relations" or by contacting Continental's Investor Relations Department at (713) 324-5152. UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Reconciliation of Non-GAAP Financial Measures Financial measures highlighted in this presentation may be considered non-GAAP financial measures such as Earnings Before Income Tax, Depreciation, Amortization, and Rent ("EBITDAR") Margin excluding special items. Comparable GAAP financial measures and a reconciliation of GAAP financial measures to non-GAAP financial measures are available in the Appendix to this presentation.

3 Forward-Looking Statements Cautionary Statement Regarding Forward-Looking Statements This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental's and UAL's current beliefs, expectations or intentions regarding future events. Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental's and UAL's expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward- looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company's debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats. UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental's and UAL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

4 The Right Deal Creates the world's most comprehensive global network Carriers of choice for business and premium travelers Superior products and services Highly collaborative partnership built on strong alliance relationship Merger is pro-consumer and pro- competitive Shared commitment to safety and excellence in customer service and operational performance Combines The U.S. Industry's Two Most Complementary Networks Trans-Con Atlantic Hawaii Pacific Micronesia Latin America Caribbean

5 UA CO+UA UA AA DL US East 0.25 0.248 0.246 0.226 0.198 0.144 .. Platform for sustainable profitability for our customers, our shareholders, our employees, and the communities we serve Current conditions provide the platform for structural change Economic recovery taking hold Competitive landscape has fundamentally changed over the last 10 years Consolidation reshaping the global competitive landscape Consumers have a low cost carrier choice in 80% of all domestic markets Unrestricted Liquidity* Percent of Revenue * As of 3/31/2010; UAUA includes proceeds from Secured Note Financing The Right Time

6 World-Class Global Network 31 Destinations 14 Countries 62 Daily Departures Trans-Pacific Service 72 Destinations 24 Countries 156 Daily Departures Latin American & Caribbean Service 34 Destinations 21 Countries 74 Daily Departures Trans-Atlantic Service Source: OAG, Full Year 2010

7 7 7 7 Comprehensive Domestic Network Los Angeles San Francisco Denver Chicago Cleveland New York Washington D.C. Houston 7 Source: OAG, Full Year 2010 Guam

8 Substantial Benefits to All Stakeholders Customers Expanded global network and superior product and service >>> Communities Enhanced service and single-carrier access to best global network through strategically located hubs >>> Employees Improved long-term career opportunities and enhanced job stability >>> Shareholders Platform for increased profitability and sustainable long-term value >>>

9 Improved Benefits for Customers and Communities World-Class Global Network Broad coverage in Asia, Europe, Latin America and the Middle East from 10 hubs Comprehensive Domestic Network Strategically positioned hubs provide convenient access to U.S. travelers Enhanced service to small and medium sized communities Complementary Networks Enhance Industry Competition Combining the two most complementary U.S. networks, with minimal overlap, is pro-consumer and pro-competitive Superior Products and Services Award-winning products and services from both companies Committed to continued operational excellence and customer service Industry-Leading Loyalty Program Enhanced opportunities to earn and redeem miles Industry-leading elite benefits

10 World's Leading Airline and Strong Global Competitor World-class global airline, with expanded reach and superior service Great employees committed to Working Together culture, operational excellence and customer service Strong competitor within U.S. and from U.S. to Asia, Europe, Latin America, Middle East and Canada Strategically located international gateways and well-placed domestic hubs in East, West, South and Midwest Complementary route networks with minimal domestic and no international route overlap Fuel efficient, modern fleet and best new aircraft order book among major U.S. network carriers Expected net annual synergies of $1.0 billion to $1.2 billion Platform for Increased Profitability and Sustainable Long-Term Value

11 The Most Complementary Networks with Minimal Overlap No international route overlaps Minimal domestic overlap (only 14 domestic overlaps) Hubs all subject to strong competition, with 76% of all domestic markets subject to low cost carrier competition Merger sustains and improves service to small communities, and offsets risk to further reductions Enables new online destinations and connections, and positions us to compete in new communities and routes Poses no significant competitive issues

Comprehensive Global Network

International Network | 96 Unique Continental Destinations | 17 Unique United Destinations



Saskatoon
Winnipeg
Victoria
Regina
London
Moscow
Seoul
Kuwait City
Bahrain
Dubai
Taipei
Bangkok
Ho Chi Minh City
Singapore
Accra
Sydney
Melbourne
United Airports Not Served By Continental
Continental Airports Not Served By United

CO Unique Cities – Europe and Middle East

Athens, Greece
Barcelona, Spain
Belfast, United Kingdom
Berlin, Germany
Birmingham, United Kingdom
Copenhagen, Denmark
Dublin, Ireland
Edinburgh, United Kingdom
Glasgow, United Kingdom
Hamburg, Germany
Lisbon, Portugal
Madrid, Spain
Manchester, United Kingdom
Milan, Italy
Oslo, Norway
Shannon, Ireland
Stockholm, Sweden
Tel Aviv, Israel

CO Unique Cities – Asia and South Pacific

Cairns, Australia
Delhi, India
Fukuoka, Japan
Hiroshima, Japan
Koror, Palau
Kosrae, Micronesia
Kwajalein, Marshall Islands
Majuro, Marshall Islands
Manila, Philippines
Mumbai/Bombay, India
Nadi, Fiji
Nagoya, Japan
Niigata, Japan
Okayama, Japan
Ponape, Micronesia
Sapporo, Japan
Sendai, Japan
Truk, Micronesia
Yap, Micronesia

CO Unique Cities – North, Central and South America

Acapulco, Mexico
Aguascalientes, Mexico
Andros Town, Bahamas
Antigua, Antigua And Barbuda
Belize City, Belize
Bimini, Bahamas
Bogota, Colombia
Bonaire, Netherlands Antilles
Caracas, Venezuela
Chihuahua, Mexico
Ciudad Del Carmen, Mexico
Curacao, Netherlands Antilles
Durango, Mexico
Freeport, Bahamas
Georgetown, Bahamas
Governors Harbour, Bahamas
Grand Cayman Isl, Cayman Islands
Guadalajara, Mexico
Guatemala, Guatemala
Hamilton, Bermuda
Huatulco, Mexico
Ixtapa, Mexico
Leon/Guanajuato, Mexico
Lima, Peru
Managua, Nicaragua
Manzanillo, Mexico
Marsh Harbour, Bahamas
Mazatlan, Mexico
Merida, Mexico
Moncton, Canada
Mont Tremblant, Canada
Monterrey, Mexico
Morelia, Mexico
Nassau, Bahamas
North Eleuthera, Bahamas
Oaxaca, Mexico
Panama City, Panama
Port Of Spain, Trinidad And Tobago
Puebla, Mexico
Puerto Plata, Dominican Republic
Queretaro, Mexico
Quito, Ecuador
Roatan, Honduras
Saltillo, Mexico
San Jose, Costa Rica
San Luis Potosi, Mexico
San Pedro Sula, Honduras
San Salvador, El Salvador
Santo Domingo, Dominican Republic
St. Johns, Canada
Tampico, Mexico
Tegucigalpa, Honduras
The Bight, Bahamas
Toluca, Mexico
Torreon, Mexico
Treasure Key, Bahamas
Tuxtla Gutierrez, Mexico
Veracruz, Mexico
Villahermosa, Mexico

Source: OAG, Full Year 2010

12

The Most Complementary Networks with Minimal Overlap

Domestic Network | 42 Unique Continental Destinations | 81 Unique United Destinations



Spokane
Kalispell
Pasco
Great Falls
Helena
Eugene
Bend/Redmond
Missoula
Bozeman
Billings
North Bend
Medford
Klamath Falls
Boise
Cody
Gillette
Rapid City
Jackson Hole
Casper
Idaho Falls
Rock Springs
Crescent City
Arcata/Eureka
Redding
Chico
Reno
Oakland
Modesto
Monterey
Fresno
San Luis Obispo
Inyokern
Santa Maria
Bakersfield
Santa Barbara
Palm Springs
Burbank
Carlsbad
El Centro
Yuma
Aspen
Grand Junction
Gunnison
Durango
Minot
Bismarck/Mandan
Fargo
Sioux Falls
Cedar Rapids
Lincoln
Moline
Peoria
Springfield
Paducah
Springfield
Duluth
Hancock
Wausau
Eau Claire
Appleton
Muskegon
Traverse City
Saginaw/Bay City
Lansing
Flint
Fort Wayne
Ithaca
Binghampton
Jamestown
Erie
Bradford
Du Bois
Akron/Canton
Franklin
Clearfield
Johnstown
Altoona
Morgantown
Clarksburg
Parkersburg
Greenbrier
Staunton
Beckley
Roanoke
Charlottesville
Nantucket
Westchester City
New York (JFK)
Amarillo
Lubbock
Dallas (DAL)
Shreveport
Monroe
Jackson
Tyler
Killeen
Waco
Alexandria
Mobile
Valparaiso
Tallahassee
Baton Rouge
College Station
Lake Charles
Gulfport/Biloxi
Beaumont
Lafayette
Del Rio
Victoria
Laredo
Corpus Christi
Mission/Mcallen
Harlingen
Brownsville
West Palm Beach
Fort Lauderdale
Key West
Aguadilla
Lihue
Kona
Saipan
Rota
Guam

United Airports Not Served By Continental

Continental Airports Not Served By United

Source: OAG, Full Year 2010

13

14 Fleet Optimization Seat Count Range B757 B767 B777 B747 B737 & A320 Families Aircraft Boeing 747 24 -- 24 Boeing 777 52 20 72 Boeing 767 35 26 61 Boeing 757 96 61 157 Boeing 737 -- 226 226 Airbus 320 Family 152 -- 152 Total 359 333 692 Utilizing right aircraft in the right markets Aircraft size and range offer flexibility to optimize gauge on routes to meet market demand Aircraft Range and Capacity Current Mainline Fleet As of 3/31/10

Benefits for Houston The merger of Continental and United will create a financially stronger, sustainable airline that will be better able to succeed in an increasingly competitive domestic and international aviation industry. The merger is expected to provide a platform to achieve sustained profitability and lead to a better future for Continental's employees, customers, shareholders and communities. The merger is expected to provide improved long-term career opportunities and enhanced job stability. The merger is expected to be good for Houston. The entire community will benefit from connection to an unparalleled global network. The companies have said they believe the impact of the merger on frontline employees will be minimal and that they will continue to offer performance-based incentive compensation programs. Significant administrative functions are expected to remain in Houston. We will work with employees to be flexible and as fair as possible. Continental has always been a good corporate citizen and a supporter of the arts, sports and charitable organizations throughout Houston. Our commitment to Houston is as strong as ever.

Benefits for Houston How will the merger impact employment and future growth in the Houston area? After the merger, the combined carrier will remain among the top private employers in Houston, and in fact, we expect net job gain in Houston over time as we expand our Houston service as a result of the merger. The combined airline's increased financial strength will provide improved long-term career opportunities and enhanced job stability. What will be the impact on air service to the greater Houston area? Our hub at Bush Intercontinental Airport will be the largest hub in the world's leading airline. Houston will not only be the premier gateway to Latin America, but will also see new service to other parts of the world, including the recently announced Boeing 787 Dreamliner service we expect to inaugurate to Auckland, New Zealand. Corporate travelers will have an easier time making connections, reaching customers and conducting business, while tourists will find it more convenient to visit Houston and Texas. Will Houstonians continue to have access to competitive flights worldwide? Yes. United and Continental have minimal overlap on routes, the most complementary route networks of any U.S. carriers, and will offer convenient access to Asia, Europe, Latin America, Africa and the Middle East. Businesses and residents in Houston can look forward to the combined airline providing access to 350 destinations around the globe.

17 Target: Complete Transaction by Year End May 2010 File HSR notice May June July August September October November December 2011 May 3, 2010 Sign Merger Agreement September 2010 Shareholder approvals November/December 2010 Closing May 2010 to Closing Integration planning First Half 2012 Single Operating Certificate 2012